February 20, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding (a) the resignation of Joaquin Cunanan & Co. as external auditor of Philippine Long Distance Telephone Company (“PLDT”) effective February 19, 2003 and (b) the recommendation of PLDT Audit Committee for the engagement of Sycip Gorres Velayo & Co. as the new external auditors of PLDT.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 20, 2003	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a Current Report with respect to a discloseable event/information. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 20, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to a discloseable event/information.

Thank you.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  20 February 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only) Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

In December, 2002, the Board of Directors of First Pacific Company Limited (“First Pacific”), which beneficially owns a significant percentage of the common shares of Philippine Long Distance Telephone Co. (“PLDT”), announced the appointment of Ernst & Young following the resignation of PricewaterhouseCoopers (“PwC”) as First Pacific’s external auditors. According to PwC, their decision was premised on the fact that they were not directly responsible for the audit of a certain significant and material subsidiary of First Pacific.

In line with the First Pacific Group’s effort to streamline audit process and improve audit efficiency and communications, Joaquin Cunanan & Co. (“JCC”), a member firm of PricewaterhouseCoopers, has resigned as the external auditor of PLDT and Smart Communications, Inc. (“Smart”) effective February 19, 2003, this being the date of PLDT’s first Audit Committee meeting of 2003.

The respective Audit Committees of PLDT and Smart, have recommended the engagement of SyCip Gorres Velayo & Co. (“SGV”), a member practice of Ernst & Young Global, as the new external auditors to audit the financial statements of PLDT and Smart for the year ended December 31, 2002. Smart is a significant, material and wholly-owned subsidiary of PLDT.

JCC, as the principal external auditor of the PLDT Group for the financial statements ended December 31, 1999 to 2001, expressed an unqualified opinion on the consolidated financial statements of PLDT on those years. SGV was the principal external auditor of the PLDT Group until the appointment of JCC in 1999.

Preliminary and unaudited financial results and condition of the PLDT Group are expected to be released as planned on February 26, 2003 after the Board of Directors meeting scheduled on the same day. Final audited financial results and condition will be released after the Board of Directors meeting of PLDT scheduled on March 25, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: 20 February 2003

Distribution Copies: 5 copies - Securities and Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary